SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company (Issuer))

MERCURY INTERACTIVE CORPORATION

(Name of Filing Person (Issuer))

Zero Coupon Senior Convertible Notes due 2008

(Title of Class of Securities)

589405AD1 and 589405AC3

(CUSIP Numbers of Class of Securities)

Sandra Escher

Senior Vice President, Global General Counsel and Secretary

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell 1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*: $536,250,000	Amount of Filing Fee**: $57,378.75

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Senior Convertible Notes due 2008 (the “Notes”), as described herein, is $1,072.50 per $1,000 principal amount. As of October 1, 2006, there was $500,000,000 aggregate principal amount of Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$40,450	Filing Party:	Mercury Interactive Corporation
Form or Registration No.:	333-106515	Date Filed:	June 26, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Mercury Interactive Corporation, a Delaware corporation (the “Company”), and relates to the obligation of the Company to repurchase the Zero Coupon Senior Convertible Notes due 2008 issued by the Company on April 29, 2003 (the “Securities”), if tendered by the holders of the Securities, upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated October 2, 2006 (as may be amended or supplemented from time to time, the “Company Notice”), the Securities and the other related materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to this Schedule TO, as may be amended or supplemented from time to time. The Securities were issued pursuant to an Indenture, dated as of April 29, 2003 (as supplemented by the First Supplemental Indenture dated as of October 26, 2005 and the Second Supplemental Indenture dated as of May 10, 2006, the “Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The right of each holder of the Securities to sell and the obligation of the Company to repurchase the Securities as set forth in the Company Notice and the other related materials is referred to as the “Option”.

The Option will expire at 5:00 p.m., New York City time, on Tuesday, October 31, 2006 (the “Repurchase Date”). In order to exercise the Option, holders of Securities must deliver a properly completed Repurchase Notice in the form filed as Exhibit (a)(1)(B) to this Schedule TO (the “Repurchase Notice”), together with certificates representing the Securities, to U.S. Bank National Association (the “Paying Agent”) by 5:00 p.m., New York City time, on Tuesday, October 31, 2006 (the “Repurchase Date”). This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

MacKenzie Partners, Inc. is acting as the Information Agent for the Option.

Items 1 through 9.

The Company is the issuer of the Securities, and the Company is offering to repurchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the other related materials filed as Exhibits (a)(1)(B) and (a)(1)(C). The Securities are convertible into shares of common stock of the Company, $0.002 par value per share, upon satisfaction of certain conditions and terms set forth in the Indenture. The Company maintains its registered and principal executive offices at 379 North Whisman Road, Mountain View, California 94043. The telephone number there is (650) 603-5200. As permitted by General Instruction F to Schedule TO, all of the information set forth in Company Notice and related Option materials is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) The Company believes that its consolidated financial condition is not material to a holder’s decision whether to surrender its Securities for repurchase in the Option because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit(s)	Filing Date

(a)(1)(A)	Company Notice to Holders of Zero Coupon Senior Convertible Notes due 2008, dated October 2, 2006.	—	—	—	—

(a)(1)(B)	Form of Repurchase Notice.	—	—	—	—

(a)(1)(C)	Form of Notice of Withdrawal.	—	—	—	—

(a)(5)	Press release issued by the Company on October 2, 2006.	—	—	—	—

(b)	Not applicable.	—	—	—	—

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2006, by and among Hewlett-Packard Company, Mars Landing Corporation, and the Company.	8-K	000-22350	2.1	July 25, 2006

(d)(2)	Form of Tender and Voting Agreements, by and between Hewlett-Packard Company and each director and executive officer of the Company.	8-K	000-22350	4.1	July 25, 2006

(d)(3)	Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated April 29, 2003, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	10-Q	000-22350	4.1	April 30, 2003

(d)(4)	First Supplemental Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated October 26, 2005, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	8-K	000-22350	10.46	October 28, 2005

(d)(5)	Form of Second Supplemental Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	8-K	000-22350	10.57	May 4, 2006

(d)(6)	Form of Note for the Company’s Zero Coupon Senior Convertible Notes due 2008.	10-Q	000-22350	4.1	April 30, 2003

(d)(7)	Registration Rights Agreement, dated as of April 23, 2003, by and between the Company and UBS Warburg LLC, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	10-Q	000-22350	4.2	April 30, 2003

(g)	Not applicable.	—	—	—	—

(h)	Not applicable.	—	—	—	—

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY INTERACTIVE CORPORATION

By:	/s/ DAVID J. MURPHY
Name:	David J. Murphy
Title:	Senior Vice President and Chief Financial Officer

Dated: October 2, 2006

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit(s)	Filing Date

(a)(1)(A)	Company Notice to Holders of Zero Coupon Senior Convertible Notes due 2008, dated October 2, 2006.	—	—	—	—

(a)(1)(B)	Form of Repurchase Notice.	—	—	—	—

(a)(1)(C)	Form of Notice of Withdrawal.	—	—	—	—

(a)(5)	Press release issued by the Company on October 2, 2006.	—	—	—	—

(b)	Not applicable.	—	—	—	—

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2006, by and among Hewlett-Packard Company, Mars Landing Corporation, and the Company.	8-K	000-22350	2.1	July 25, 2006

(d)(2)	Form of Tender and Voting Agreements, by and between Hewlett-Packard Company and each director and executive officer of the Company.	8-K	000-22350	4.1	July 25, 2006

(d)(3)	Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated April 29, 2003, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	10-Q	000-22350	4.1	April 30, 2003

(d)(4)	First Supplemental Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, dated October 26, 2005, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	8-K	000-22350	10.46	October 28, 2005

(d)(5)	Form of Second Supplemental Indenture between the Company, as Issuer, and U.S. Bank National Association, as Trustee, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	8-K	000-22350	10.57	May 4, 2006

(d)(6)	Form of Note for the Company’s Zero Coupon Senior Convertible Notes due 2008.	10-Q	000-22350	4.1	April 30, 2003

(d)(7)	Registration Rights Agreement, dated as of April 23, 2003, by and between the Company and UBS Warburg LLC, related to the Company’s Zero Coupon Senior Convertible Notes due 2008.	10-Q	000-22350	4.2	April 30, 2003

(g)	Not applicable.	—	—	—	—

(h)	Not applicable.	—	—	—	—